                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    ---------

                                    FORM 8-A



                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                                MACROMEDIA, INC.
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             (Exact name of registrant as specified in its charter)



              Delaware                                           94-3155026
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(State of incorporation or organization)                      (I.R.S. Employer
                                                             Identification no.)


         600 Townsend St.
         San Francisco, CA                                          94103
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(Address of principal executive offices)                         (Zip code)


If this Form relates to the                          If this Form relates to the
registration of a class of securities                registration of a class of securities
pursuant to Section 12(b) of the                     pursuant to Section 12(g) of the
Exchange Act and is effective                        Exchange Act and is effective
pursuant to General Instruction                      pursuant to General Instruction
A.(c), please check the following                    A.(d), please check the following
box.  [ ]                                            box.  [X]



                     Securities to be registered pursuant to
                         Section 12(b) of the Act: None.



        Securities to be registered pursuant to Section 12(g) of the Act:



                         Preferred Stock Purchase Rights
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Item 1: Description of Registrant's Securities to be Registered:

                On October 18, 2001, the Board of Directors of Macromedia, Inc. (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $0.001 per share (the "Common Shares"), of the Company. The dividend is payable to stockholders of record on October 29, 2001 (the "Record Date"). In addition, one Right shall be issued with each Common Share that becomes outstanding (i) between the Record Date and the earliest of the Distribution Date, the Redemption Date and the Final Expiration Date (as such terms are defined in the Agreement) or (ii) following the Distribution Date and prior to the Redemption Date or Final Expiration Date, pursuant to the exercise of stock options or under any employee plan or arrangement or upon the exercise, conversion or exchange of other securities of the Company, which options or securities were outstanding prior to the Distribution Date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share (the "Preferred Shares"), of the Company, at a price of $105.00 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Mellon Investor Services LLC, as Rights Agent (the "Rights Agent").

                Until the earlier to occur of (a) 10 days following a public announcement or disclosure that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the outstanding Common Shares or (b) 10 business days (or such later date as may be determined by action of the Board of Directors) following the announcement of an intention to make a tender offer or exchange offer the consummation of which would result in a person or group becoming an Acquiring Person (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date by such Common Share certificates with a copy of a Summary of Rights attached thereto. No person shall become an Acquiring Person if the Board of Directors of the Company determines in good faith that a Person who would otherwise be an Acquiring Person has become such inadvertently, and such Person as promptly as practicable takes such actions as may be necessary so that such Person would no longer be considered an Acquiring Person. With regard to Capital Group International, Inc. and Capital Research & Management Company (together, the "Capital Entities"), if they are deemed affiliates or associates of each other under the Plan, none of the Capital Entities shall be or become an Acquiring Person unless and until the Capital Entities, together with their affiliates and associates, beneficially own 36% or more of the Common Shares of the Company then outstanding; subject to the foregoing, with regard to Capital Group International, Inc., such entity shall not be or become an Acquiring Person unless and until it, together with its affiliates and associates, beneficially owns 22% or more of the Common Shares of the Company then outstanding.

                The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with, and only with, the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the

Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the Close of Business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

                The Rights are not exercisable until the Distribution Date. The Rights will expire on October 28, 2011 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

                The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

                The number of outstanding Rights and the number of one one-hundredth of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

                Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a quarterly dividend payment of 100 times the dividend declared per Common Share. In the event of liquidation, each Preferred Share will be entitled to a $1.00 preference, and thereafter the holders of the Preferred Shares will be entitled to an aggregate payment of 100 times the aggregate payment made per Common Share. Each Preferred Share will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

                Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

                In the event that any person becomes an Acquiring Person, unless the event causing the Designated Percentage threshold to be crossed and the Person to thereby become an

Acquiring Person is a merger or acquisition described in the next paragraph, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right on the terms and conditions set forth in the Rights Agreement. If the Company does not have authorized but unissued Common Shares sufficient to satisfy such obligation to issue Common Shares, the Company is obligated to deliver upon payment of the exercise price of a Right an amount of cash or other securities equivalent in value to the Common Shares issuable upon exercise of a Right.

                In the event that any person or group becomes an Acquiring Person and the Company merges into or engages in certain other business combination transactions with an Acquiring Person or 50% or more of its consolidated assets or earning power are sold to an Acquiring Person, each holder of a Right, other than Rights beneficially owned by an Acquiring Person, will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

                At any time after any person becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-hundredth of a Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

                With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depository receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

                At any time prior to such time as a person or group becomes an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. After the period for redemption of the Rights has expired, the Board may not amend the Rights Agreement to extend the period for redemption of the Rights. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

                The terms of the Rights may be amended by a resolution of the Board of Directors without the consent of the holders of the Rights, except that from and after such time as a person or group becomes an Acquiring Person, no such amendment may adversely affect the interests of the holders of the Rights (other than an Acquiring Person).

                Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

                As of October 24, 2001 there were 59,956,441 of the Company's Common Shares outstanding. Each Common Share outstanding at the close of business on October 29, 2001 will receive one Right. As long as the Rights are attached to the Common Shares, one additional Right shall be deemed to be delivered for each Common Share issued or transferred by the Company in the future, including but not limited to Common Shares issuable upon exercise of options granted by the Company. One Million (1,000,000) Preferred Shares are initially reserved for issuance upon exercise of the Rights, such number to be subject to adjustment from time to time in accordance with the Rights Agreement.

                The Rights Agreement, which specifies the terms of the Rights and which includes as exhibits thereto the form of Certificate of Designations of Series A Junior Participating Preferred Stock, the Form of Right Certificate and the form of Summary of Rights to Purchase Preferred Shares, is filed as
Exhibit 4.01 hereto. A copy of the Certificate of Designations of Series A Junior Participating Preferred Stock as filed with the Delaware Secretary of State, which specifies the terms of the Preferred Shares, is filed as Exhibit
3.04 hereto. The aforementioned exhibits hereto are incorporated herein by reference, and the foregoing description of the Rights and Preferred Shares is qualified in its entirety by reference to such exhibits.

Item 2: Exhibits


        3.01    Registrant's Amended and Restated Certificate of Incorporation.
                (Incorporated by reference to Exhibit 4.01 to Registrant's
                Registration Statement on Form S-8 Registration Statement
                No.333-67960).

        3.02 Certificate of Amendment of Certificate of Registrant's Amended and Restated Certificate of Incorporation. (Incorporated by reference to Exhibit 4.02 to Registrant's Registration Statement on Form S-8 Registration Statement No.333-67960).

        3.03    Certificate of Amendment of Registrant's Amended and Restated
                Certificate of Incorporation. (Incorporated by reference to Exhibit 4.03 to Registrant's Registrant's Statement on Form S-8
                Registration Statement No.333-67960).

        3.04    Certificate of Designations specifying the terms of the Series A
                Junior Participating Preferred Stock of Registrant, as filed with the Secretary of State of the State of Delaware on October
                26, 2001.*

        4.01    Rights Agreement dated October 25, 2001 between Registrant and
                Mellon Investor Services LLC as Rights Agent, which includes as
                Exhibit A the form of Certificate of Designations of Series A
                Junior Participating Preferred Stock, as Exhibit B the Form of
                Rights Certificate and as Exhibit C the Summary of Rights to
                Purchase Preferred Shares.*

        *       Filed herewith.

                                    SIGNATURE



                Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: October 25, 2001

                                   MACROMEDIA, INC.



                                   By: /s/ Loren E. Hillberg
                                       -----------------------------------------
                                       Loren E. Hillberg, Senior Vice President,
                                       General Counsel

                                  EXHIBIT INDEX




        Exhibits
        --------


        3.04    Certificate of Designations specifying the terms of the Series A
                Junior Participating Preferred Stock of Registrant, as filed with the Secretary of State of the State of Delaware on October
                26, 2001.

        4.01    Rights Agreement dated October 25, 2001 between Registrant and
                Mellon Investor Services LLC as Rights Agent, which includes as
                Exhibit A the form of Certificate of Designations of Series A
                Junior Participating Preferred Stock, as Exhibit B the Form of
                Rights Certificate and as Exhibit C the Summary of Rights to
                Purchase Preferred Shares.